AMENDMENT TO THE
                                CUSTODY AGREEMENT

         THIS AMENDMENT is made as of September 1, 1999, to the Custody Agreement dated as of May 21, 1999 (the "Agreement"), by and between The Bank of New York ("Custodian") and Nations Master Investment Trust (the "Master Trust"), on behalf of its respective portfolios listed on Schedule I attached thereto.

                                    RECITALS

         WHEREAS, the parties hereto desire to amend certain schedules underlying the provisions of the Agreement.

         NOW THEREFORE, the Custodian and the Trust agree that the Agreement shall be amended as follows:

1. Pursuant to Paragraph 23 of the Agreement, the underlying Schedule III to the Custody Agreement for the Master Trust is revised. The revised Schedule III reflects a modification in fees that the Master Trust will pay for the Custodian's services as they relate to securities of foreign issue. Specifically, Schedule III is amended by the addition of the Global Fee Schedule attached hereto, which may be amended from time to time by mutual consent of the parties hereto.

         The terms and provisions of this Amendment shall be deemed a part of the Agreement for all purposes. To the extent that any provisions of the Amendment modify or are otherwise inconsistent with any provisions of the Agreement, the terms of this Amendment shall control. In all other respects, the Agreement shall remain in full force and effect.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers, as of the day and year first written above.


THE BANK OF NEW YORK


By: /s/ Stephen E. Grunston
    -----------------------
     Stephen E. Grunston
     Vice President

NATIONS MASTER INVESTMENT TRUST


By: /s/ James E. Banks, Jr.
    -----------------------
     James E. Banks, Jr.
     Assistant Secretary